SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Globe Telecom, Inc.

(Exact name of Registrant as specified in its Charter)

5/F Globe Telecom Plaza

Pioneer Corner Madison Streets

1552 Mandaluyong City

Philippines

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F   ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐  No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

This report consists of a copy of (i) a press release dated September 22, 2003 regarding Globe Telecom Inc.’s announcement of its planned P2.7 billion bond issuance and (ii) a PhilRatings’ press release on the Aaa rating assigned to such bond issue, filed by Globe Telecom, Inc. with the Philippine Securities and Exchange Commission and the Philippine Stock Exchange.

Press Release	22 September 2003

Globe’s P2.7bn Bonds Earn Aaa Rating

Globe today filed an application with the Securities and Exchange Commission for the registration of the Company’s planned P2.7 billion bond issue. The bonds, which will be utilized for refinancing, were assigned a rating of Aaa by the Philippine Ratings Services Corporation (PhilRatings). This is the highest rating a bond issue can receive signifying that the issue carries the smallest degree of investment risk.

The Aaa rating indicates Globe’s strong position in the industry, capable management team backed by strong core shareholders, good earnings performance and strong balance sheet.

“We are proud to have received an affirmation of Globe’s strong credit position from PhilRatings. We hope that this show of confidence will have a favorable impact on the Company’s P2.7 billion bond issue,” said Gerardo C. Ablaza, Jr., Globe’s President and Chief Executive Officer. “We believe that the superior rating we have earned reflects well on the Company’s delivery of solid financial results and strong growth prospects. In addition, this paves way for even greater access to capital going forward,” he added.

For Reference:

Rizza Maniego–Eala

Vice President—Financial Planning and Analysis

Tel. No: + 632 730-2982

Fax No: + 632 739-0072

Malou Rustia-Santos

Head—Investor Relations

Tel No: + 632 730-2820

Fax No: + 632 739-0072

[Philippine Rating Services Corporation Company Logo] An Affiliate of Standard & Poor’s	RATING NEWS 22 September 2003

Globe’s P2.7 Billion Bonds Rated PRS Aaa

Philippine Rating Services Corporation (PhilRatings) announced that Globe Telecom, Inc.’s (Globe) P2.7 billion bonds have been assigned a rating of PRS Aaa. A rating of PRS Aaa is defined as: “…the issue has the smallest degree of investment risk. Interest payments are protected by a large or by an exceptionally stable margin and principal is secured. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.” Globe is currently pursuing SEC registration of the bonds.

In arriving at the rating, PhilRatings considered Globe’s strong position in the fast-growing cellular market. With a subscriber base of about 7.3 million as of June 2003, Globe has a 41% market share in an industry with a strong two-player structure and the growth of which has defied the over-all sluggishness of the Philippine economy. Its management team, backed by strong major shareholders, Ayala Corporation and Singapore Telecom, has demonstrated a sustained capability to compete in the market as reflected in its revenues and earnings performance. For the period January-June 2003, net operating revenues amounted to P24 billion, with net income at P4.4 billion and the positive trend in financial performance is expected to be sustained as Globe expands to other markets outside of Metro Manila and as it continues to introduce new products and services.

Cash flow protection measures are strong. EBITDA interest coverage is almost 6x in the interim while Funds from Operations to total debt is likewise substantial at 43% as of year-end 2002. Globe’s debt level is expected to continue to be at a manageable level going forward particularly as it has already put in place its basic infrastructure. Capex levels as a percentage of service revenues are projected to significantly come down in the next two years. Cash balance and short-term investments as of June 2003 is at P20.7 billion.

Although the cellular market may be more competitive in the medium to long-term with the entry of a new player and the continuing aggressive moves of Globe’s major competitor, this and other issues (e.g. settlement of ownership as Deutsche Telekom is presently selling its shareholdings in Globe, proposed taxation on text messaging, among other proposed changes in regulation) are unlikely to negatively affect the strong credit standing of Globe relative to its P2.7 billion bond issuance.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBE TELECOM INC.

By:	/s/ Delfin C Gonzalez, Jr.
Name:	Delfin C. Gonzalez, Jr.
Title:	Chief Financial Officer

Date: September 23, 2003